Exhibit 99.2

ValueClick, Inc. Employee Stock Purchase Plan

Subscription Agreement – Authorization for Employee Withholding

Name:

Social Security #:

Street Address:	Internet Email Address:

City, State, Zip:

I do not have an Internet Email address: ☐

Company/Division

☐ New Enrollment: Complete sections 1 and 3 and sign at the bottom. ☐ Current Participant - changes only: Complete sections 1, 2 or 3 and sign at the bottom.
1. For new enrollments or to change deduction percent for next offering period	Enrollment Date (select one) ☐ September 1 ☐ March 1 Year___________
Paycheck Deduction Percent: % (whole percentage between 1-10%)

2. To withdraw from the plan	Date of withdrawal from the Plan:

(Note:  This will reduce your paycheck deduction rate to 0% and terminate your participation in the plan for this offering period.) Deduction refunds processed within
1 - 2 payrolls from date of receipt of this form.

3. Beneficiary	Name:
Address:
Relationship:
Signature of Spouse (if beneficiary other than spouse):

I hereby elect to participate in the ValueClick, Inc. Employee Stock Purchase Plan (the “Plan”) for the offering period specified above, and I hereby subscribe to purchase shares of Common Stock of ValueClick, Inc. (the “Common Stock”) in accordance with the provisions of this Authorization Form and the Plan.

I hereby authorize payroll deductions from each paycheck during the offering period following my enrollment in the Plan at the percentage indicated above.  I understand that, pursuant to the Plan, no more than $7,500 (U.S.) may be withheld from my eligible earnings for the purchase of Common Stock in any single purchase period.  I understand that all payroll deductions shall be credited to my account under the Plan and will be accumulated for the purchase of shares of Common Stock at the applicable purchase price determined in accordance with the Plan.  I further understand that, except as otherwise set forth in the Plan, shares will be purchased for me automatically on each purchase date unless I cease to participate in the Plan.  This authorization will stay in effect until I change it or cease to participate in the Plan.

If ValueClick determines that it is impractical or prohibited by applicable law from withholding any amounts from my paycheck for the purposes of the Plan, then I agree to execute such documents as it may determine are necessary or appropriate to set aside the appropriate amounts contemplated herein to purchase shares under the Plan on my behalf.

I understand that I may change the rate of deductions for future offering periods by submitting a new Authorization Form and any such change will be effective as of the beginning of the next offering period.

I understand that I may withdraw from the Plan at any time up to 10 days prior to the last day of an offering period and elect to have ValueClick refund all my payroll deductions for the current offering period.  However, I may not rejoin that particular offering period at any later date.  Upon the termination of my employment for any reason or my loss of eligible employee status, my participation in the Plan will immediately cease, and all my payroll deductions for the purchase interval in which my employment terminates or my loss of eligibility occurs will be refunded.  In the event of my death, I understand my payroll deductions will be handled in accordance with the Plan.

I have received a copy of ValueClick’s most recent prospectus describing the Plan and a copy of the complete Plan.  I fully understand the terms and conditions therein.  I understand that my participation in the Plan is in all respects subject to the terms of the Plan.  I hereby agree to be bound by the terms of both this Authorization Form and the Plan.  The effectiveness of this Authorization Form is dependent upon my eligibility to participate in the Plan.

Employee Signature	Print Name	Date